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                            [UNOFFICIAL TRANSLATION]

                                                               February 17, 2004


The Securities Authority      The Tel Aviv Stock        The Companies Registrar
22 Kanfei Nesharim St.,       Exchange Ltd.             97 Yaffo Street,
Jerusalem                     54 Ahad Ha'Am Street,     Jerusalem
---------                     Tel Aviv                  ---------
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Dear Sir Madam or Sir

Re: IMMEDIATE REPORT CONCERNING A TRANSACTION WITH A CONTROLLING SHAREHOLDER, WHICH DOES NOT REQUIRE APPROVAL BY THE GENERAL MEETING


1.   GENERAL:

     An Immediate Report is hereby submitted pursuant to Regulation 14 of the Securities Regulations (Transaction Between a Corporation and a Controlling Shareholder) 5761 - 2001, concerning the entering into an agreement by Macpell Industries Ltd. ("MACPELL"), dated February 17, 2004 (the "SALE AGREEMENT"), whereby: (a) Macpell will sell 682,500 shares of Tefron Ltd. ("TEFRON") to a limited partnership (the "PURCHASER") controlled by the FIMI Investments Fund ("FIMI"), among whose other partners are Mivtah Shamir Holdings Co. Ltd. and Migdal Insurance Co. Ltd.; (b) Macpell will enter into a shareholders agreement with the Purchaser and the controlling shareholder in Macpell, Arwol Holdings Ltd. ("ARWOL"); (c) at Tefron's general meeting, Macpell will support the ratification of the agreement concerning the allotment of approximately 3.53 million additional shares of Tefron to the Purchaser (the "ALLOTMENT AGREEMENT"), upon completion of which Tefron will enter into agreements on the reschedule of its bank debts; (d) Macpell (as well as Arwol and the Purchaser) will enter into an agreement with Tefron to amend and improve its Registration Rights Agreement.

2.   THE BACKGROUND FOR THE TRANSACTION

     2.1 Tefron is an Israeli public company whose shares are traded on the New York Stock Exchange (NYSE).

     2.2 As of the date of this report, Macpell holds 4,388,210 shares of Tefron, constituting approximately 35.4% of Tefron's issued share capital (not taking into account Tefron shares held by Tefron's wholly owned subsidiary).

     2.3 As of the date of this report, Arwol, a private company wholly owned by Macpell's Chairman of the Board, Mr. Arie Wolfson, and the

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          controlling shareholder of Macpell1, holds 1,695,690 Tefron shares, constituting approximately 13.7% of Tefron's issued share capital (not taking into account shares held by Tefron's wholly owned subsidiary, as aforesaid in Paragraph 2.2 above).

     2.4 At the same time with its proposal to Tefron to enter into the Allotment Agreement (the provisions of which are set forth below), the Purchaser proposed to Arwol to purchase from it a basic quantity of approximately 1.365 million Tefron shares at a base price of $5.538 per share, and concomitantly, and as a condition to the said purchase, to enter into a shareholders agreement with it.

     2.5 Arwol proposed to Macpell to join the said sale, and accordingly to sell up to 50% of the quantity of shares (approximately 682,500 shares) and to join the proposed shareholders agreement on materially identical terms. Pursuant to the agreement, Arwol, but not Macpell, undertook to make representations concerning Tefron's financial statements and reports to the SEC. It was also stipulated in the agreement that should Macpell decide not to sell any of Tefron's shares (or to sell a smaller quantity), Arwol undertakes to provide the shares required to complete the purchase of the full quantity of shares contemplated by the agreement (see below).

     2.6 On February 11, 2004, Macpell's audit committee and board of directors resolved to approve the sale of 682,500 Tefron shares, the Shareholders Agreement with the Purchaser and Arwol, and Macpell's vote in favor of the Allotment Agreement at Tefron's general meeting, as set forth below.

3.   THE PRINCIPAL TERMS FOR THE SALE OF SHARES UNDER THE SALE AGREEMENT

     3.1 Under the Agreement, the basic sale price per share ($5.538) may be increased or decreased, by an amount not exceeding $0.75. The price will be increased on certain conditions whereby the Purchaser will sell, within a period, price and amount of shares stipulated, shares out of those it purchased from the sellers and from Tefron. The price will be decreased in accordance with a price adjustment mechanism derived from Tefron's EBITDA for 2004 (not taking into account certain components). Each of Macpell and Arwol (jointly - the "VENDORS") shall have discretion to decide in the above case whether to transfer additional shares to the Purchaser or to make a PRO RATA refund of the consideration it paid.


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1     Arwoll holds approximately 27.84% of Macpell's share capital. Arwol is a party to the Shareholders Agreement dated as of December 28, 1999, signed with Mr. Avi Ruimi, which Riza Holdings Ltd. (controlled by Mr. Sigi Rabinowitz) joined on December 30, 1999, concerning the holdings of Arwol, Mr. Ruimi and Riza in Macpell. The parties to the agreement may be deemed joint holders of 78.7% of Macpell's share capital.

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     3.2  The Vendors' liability VIS-A-VIS the Purchasers is several (not joint and several), but completion of the transaction is conditioned upon the purchase of the full amount of the shares as described above from both Vendors (or, as set forth below, from Arwol alone).

     3.3 Under the Agreement, Macpell undertook (and so did Arwol) to support the ratification of the Allotment Agreement at Tefron's shareholders meeting.

     3.4 Completion of the Sale Agreement is conditioned upon the following principal terms: (a) prior to completion of the agreement, the Vendors shall be the (joint) owners of more than 50% of Tefron's share capital; (b) execution of the Allotment Agreement; (c) Tefron's general meeting shall ratify a seven member board of directors (not including external directors), three of whom shall be recommended by the Purchaser.

     3.5 Furthermore, should the ratification of Macpell's general meeting be required in order to enter into the Sale Agreement, and the meeting does not ratify it, the Agreement shall expire with no party having any right or claim. It is clarified that, if Macpell's general meeting (if convened) ratifies the agreement with respect to the provisions of the Shareholders Agreement contained therein, but does not ratify the sale of any shares (or shares in a quantity smaller than as stipulated above), then it shall be Arwol who shall sell all the shares (or shall increase its part), but Macpell shall still join the controlling group under the Shareholders Agreement, and shall even be entitled to amend its Registration Rights Agreement (as set forth below).

     3.6 It was also stipulated that Tefron's entering into additional agreements with Macpell, Arwol or Arie Wolfson (or any change in existing agreements with them) shall require the Purchaser's prior written approval; Tefron's entering into additional agreements with the Purchaser (or any change in the Management Service Agreement with it, as set forth below), shall require the prior written approval of Macpell and Arwol. These provisions shall apply only during the period of 5 years from the completion date, and in any case, the aforesaid veto right of any party shall expire when its holdings in the Company fall below 10%.

     3.7 Macpell, Arwol and Tefron shall each bear PRO RATA to its share in the total proceeds, a proportional part of the Purchaser's legal expenses. Macpell's share in these expenses is immaterial.

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4.   THE PRINCIPAL TERMS OF THE SHAREHOLDERS' CONSENTS PURSUANT TO THE SALE
     AGREEMENT

     The Sale Agreement reflects the following agreements between the Purchaser, Macpell and Arwol, as shareholders in Tefron (as of the completion date of the Sale Agreement):

     4.1 Voting on Appointment of Directors: the parties shall vote at Tefron's general meeting on the appointment of directors comprised as follows: two directors, an additional director complying with the criteria of "Independent Director" according to the rules of the New York Stock Exchange, and another director who shall be an external director under the Israeli Companies Law (one of whom shall be a woman), to be recommended by the Purchaser; two directors, an additional director complying with the criteria of "Independent Director" according to the rules of the New York Stock Exchange, and another director who shall be an external director under the Israeli Companies Law (one of whom shall be a director possessing financial skills as required by the Stock Exchange Regulations) to be recommended by Macpell and Arwol, with the internal division between Macpell and Arwol being PRO RATA to their holdings in Tefron's shares (according to the holdings as at this date, Arwol shall be entitled to recommend one director and Macpell - up to three); a ninth director - Tefron's CEO.

     4.2 The Chairman of the Board - the parties have agreed under the Agreement, that Mr. Wolfson will continue to serve as Chairman of the Board until the general meeting which is to be held in July 2005, then the parties shall agree on the identity of the Chairman. In the absence of agreement, there shall be a rotation of 18 months period between chairmen, the first of whom shall be recommended by the Purchaser.

     4.3 Consultation Prior to the General Meeting - the parties undertook to hold a consultation prior to Tefron's general meeting, without conferring on such consultations any binding power.

     4.4 Consultation Committee - the parties shall set up a Consultation Committee, the members of which shall be Messrs. Arie Wolfson and Yishai Davidi, and which shall have no legal authority VIS-A-VIS Tefron.

     4.5 Right of First Offer, Tag Along - the Agreement contains customary provisions on these subjects.

     4.6 Drag Along - the Agreement specifies a mechanism whereby one shareholder may force another to sell its shares in Tefron to a third party, if the latter demands the purchase of all the shares as a condition to the proposed transaction, all provided that the acquisition shall be in cash or in traded shares, and that the "dragger" is not an interested

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          party in the above third party or in the company whose shares are being offered in consideration for the transaction, provided that the share price is no less than $10, and is no less than 80% of its average market price in the period prior to the sale.

     4.7 Dividend - the parties agreed to take action so that Tefron shall ratify a dividend distribution policy according to which a dividend of at least $2 million (after tax) shall be distributed as of 2004, and $4.5 million (after tax) as of 2005, subject to the provisions of the law and the Stock Exchange, Tefron's financing agreements and the Board of Directors' resolutions based on Tefron's overall needs.

     4.8 Management Services and Management Fees - under the Agreement, the parties agree that annual management fees shall be paid to FIMI in consideration for management services on a non-exclusive basis, which shall be $172,000 per annum for the period until Tefron's general meeting in 2005, and up to $120,000 per annum for the subsequent period. It was further agreed that as of the date on which Mr. Wolfson shall cease to serve as Chairman of Tefron's Board of Directors, the existing consulting agreement between Tefron and a company acting on behalf of Mr. Wolfson shall be amended so that the consideration to which he shall be entitled for the consulting services he will continue to provide to Tefron (although not as the Chairman of its Board of Directors) shall be reduced from approximately $254,000 to $120,000 per annum.

     4.9 The above provisions of the agreement formalizing the relationship among Tefron's shareholders shall remain in effect for 5 years after the completion date. At the same time, the rights of the Purchaser and the Vendors shall expire on the date on which the holdings of any of them (as the case may be) shall go below 10% of Tefron's share capital; the obligations of each of the parties to the Agreement shall expire on the date on which its holdings go below 5% of Tefron's share capital.

5.   AMENDMENT OF THE REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Allotment Agreement, on the completion date, the Purchaser shall enter into a Registration Rights Agreement with Tefron on terms identical to those of the Registration Rights Agreement with Arwol and Macpell, as approved by Tefron in July 2003, subject to the amendments required by the Purchaser concerning the inclusion of a Clause for the existence of "Shelf Registration" (on Form F3) for a period of two years at the request of a shareholder who is a party to the Agreement, with respect to shares in a quantity which value shall be no less than $3,000,000 once every 18 months. Accordingly, pursuant to the transaction, the registration agreements of Macpell and Arwol shall also be amended with the same amendments as above, so that all registration agreements shall include identical terms for all of the above shareholders.

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6.   THE PRINCIPAL TERMS OF THE ALLOTMENT AGREEMENT

     6.1 As aforesaid, pursuant to the Allotment Agreement executed simultaneously with the Sale Agreement, the completion of which is conditioned upon execution of the Sale Agreement, Tefron undertook to allot to the Purchaser approximately 3.5 million shares at a price per share of $4.25 for a total basic consideration of approximately $15 million. The share allotment price shall be increased or decreased in accordance with the mechanisms set forth above in the description of the Sale Agreement.

     6.2 Pursuant to the Allotment Agreement, Tefron assumed limitations with respect to the allotment of its shares to a specific third party (which is not an interested party therein), and also undertook to exercise, on certain conditions, a "put" option available to it VIS-A-VIS its partner in a subsidiary of Tefron's subsidiary.

     6.3 Execution of the Agreement is conditioned upon various conditions, including: (a) ratification at a general meeting of Tefron's shareholders; (b) completion of the Sale Agreement; (c) re-financing of Tefron's arrangements with its banks. The Agreement further stipulates provisions conferring on the Purchaser the right not to complete the transaction on certain terms connected with the price per share of Tefron just prior to completion of the transaction.

7.   SUMMARY OF THE REASONING OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

     7.1 Allotment of the shares to the Purchaser significantly expands Tefron's capital base, and simultaneously with the completion thereof the company is expected to enter into agreements with its financing banks on re-scheduling of its debts VIS-A-VIS the banks, as well as to comply with the requirements of the NYSE.

     7.2 The selling price offered to Macpell significantly exceeds the market price of Tefron's shares, both the price on the resolution date ($4.68), and even more so the average price in the three-month period preceding the transaction ($4.22).

     7.3 Under the proposed transaction, Macpell will enter into a shareholders agreement regulating a detailed control agreement together with Arwol and the Purchaser, in a way that Macpell will constitute an integral part of the controlling group in Tefron.

     7.4 The Purchaser is an investment company with a reputation and experience in corporate investments of the type to which Tefron belongs, and cooperation with it could promote Tefron's business and raise its value in the capital markets.

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     7.5  The proposed agreement enables the improvement of the Registration
          Rights Agreement with respect to Tefron's shares held by Macpell.

8.   RATIFICATION OF THE TRANSACTION

     Macpell's Audit Committee and Board of Directors confirmed that the terms of the Sale Agreement (from the aspect of both the sale of Tefron's shares and the provisions of the Shareholders Agreement) with respect to Macpell are not materially different from the terms with respect to Arwol, taking account of their relative share in the transaction. In accordance with the aforesaid, Macpell's entering into the Sale Agreement (with the provisions of the Shareholders Agreement included therein) with the Purchaser and Arwol is exempt from the requirement for ratification at Macpell's general meeting, pursuant to the provisions of Regulation 1(4) to the Companies Regulations (Relieves in Transactions with Interested Parties) 5760 - 2000.


                                             Yours sincerely,



                                         Macpell Industries Ltd.

                            By: Arye Wolfson, Chairman of the Board of Directors
                                Eli Azriel, Controller



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